UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated March 1, 2010.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2009 RESULTS

Highlights

•	Golar LNG reports consolidated net income of $17.4 million and consolidated operating income of $19.2 million
•	Results positively impacted by a full quarters trading for Golar Winter and improved results from Golar LNG Energy’s spot traded vessels
•	Sale of LNG Limited shares results in net gain of $8.4 million
•	Floating regas projects taking shape; Golar LNG Energy well positioned for next contract(s)
•	Restructuring of Gladstone LNG Fisherman’s Landing project

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports consolidated net income of $17.4 million and consolidated operating income of $19.2 million for the three months ended 31 December, 2009 (the “fourth quarter”).

Revenues in the fourth quarter were $65.5 million representing an increase of 30% from $50.3 million for the third quarter of 2009 (the “third quarter”). This is mainly as a result of a full quarter’s contribution from the Golar Winter together with the contribution to revenue from spot traded vessels also showing a marked improvement despite the drydocking of one vessel. As a result utilisation for the fourth quarter was at 93% compared to 80% for the third quarter and fourth quarter average daily time charter equivalents (“TCEs”) increased to $62,471 compared to third quarter TCE of $44,142.

Voyage expenses decreased from $9.6 million in the third quarter of 2009 to $7.2 million for the fourth quarter mainly due to an improved utilisation of spot traded vessels. The improvement in utilisation rates has resulted in lower fuel costs paid for by Golar. Vessel operating expenses were lower at $14.9 million for the fourth quarter compared to $15.7 million for the third quarter.

Net interest expense for the fourth quarter at $11.7 million was down from $12.5 million in the third quarter. This is mainly due to a decrease in LIBOR during the quarter and a reduction in debt levels as a result of amortisation from regular repayments.

Other financial items have decreased from a gain of $10.5 million for the third quarter to a gain of $7.2 million in the fourth quarter. An increase in long-term interest rates resulted in mark-to-market valuation gains of $5.1 million on interest rate swaps as compared to losses in the third quarter of $2.3 million. However, the total other financial items gain still decreased because of a gain of $7.8 million recorded in the third quarter arising from the termination of an equity swap. Additionally, there were net gains of $2.3 million in the fourth quarter in respect of currency retranslations and currency forward contract valuations. During the quarter, the Company also terminated its equity swap in respect of its own shares which resulted in a net gain of $0.6 million.

Equity in net earnings of associates relates mainly to the company’s 50% investment Bluewater Gandria NV, the owner of the vessel Gandria, and the Company’s investment in LNG Limited. As a result principally of the Company’s reduction in its ownership stake in LNG Limited the Company has discontinued equity accounting for this investment from November 2009.

The gain on sale of investee of $8.4 million represents the sale of 9.6 million LNG Limited shares as discussed further below.

For the twelve months ended December 31, 2009 Golar reports net income of $23 million, operating income of $31 million and operating revenues of $216 million as compared to, a net loss of $10 million, operating income of $132 million and operating revenues of $229 million for the year ended December 31, 2008. The decrease in operating income is mainly accounted for by a $78 million decrease in gains on sale of assets in 2009. Net income is increased despite the fall in operating income as a result of a decrease in other financial items charges which were loss in 2008 of $82 million as compared to a gain in 2009 of $44 million. The improvement largely relates to losses on the mark-to-market valuations of interest rate swaps, currency derivatives and currency retranslations in 2008 as compared to gains in respect of the same in 2009.

Financing, corporate and other matters

During the quarter the Company issued 250,000 new share options with a strike price of $11.80 and also cancelled 1,058,083 options; additionally 200,000 options were exercised that had a strike price of $9.89. After this new issue, cancellation and exercise the remaining outstanding options amount to 1,546,834. Golar Energy also issued share options to directors and employees totalling 3,940,000 at a strike price $2.20. All options vest over a period of two years and eight months.

In November 2009, the Company terminated an equity swap in 300,000 of its own shares, originally priced at Nok41, and concurrently bought 300,000 at the market price of Nok73 (approximately $13). The total transaction realised a gain of approximately $1.7 million of which approximately $0.6 million is recorded in the fourth quarter. After this transaction Golar holds a total of 450,000 of its own shares.

In November 2009, Golar LNG Energy Limited (“Golar Energy”) sold a block of 9.6 million LNG Limited shares which reduces its shareholding to approximately 6.3% of LNG Limited's issued share capital. The Gladstone LNG Fisherman's Landing project is discussed more fully below. The sale realised funds of approximately $11 million and resulted in an accounting profit of $8.4 million.

In connection with the stock dividend of Golar Energy shares in respect of the third quarter of 2009 Golar distributed a total of 6.8 million Golar Energy shares. After this distribution Golar’s total holding is 161.6 million shares or approximately 71%.

As at December 31, 2009 there was $10 million outstanding under the World Shipholding $80 million revolving credit facility.

Golar has continued to work with potential lenders in respect of the financing of the Golar Freeze. The financing relates to the transfer of the vessel from Golar Energy to Golar once it goes on charter to the Dubai Supply Authority. The Board remains confident that, based on indicative offers received, an acceptable resolution of the refinancing will be forthcoming.

After Golar Freeze commences its charter in the second quarter, the 5 ships on long term charter will generate approximately $72 to $75 million in yearly free cash flow after debt service. This number is after approximately $50 million in debt amortisation. This cash flow will further increase in 2013 when Golar Mazo’s debt will have been fully repaid.

The Board expects, based on these fundamentals, that a cash dividend will commence in respect of the second quarter of 2010. In the meantime however, the Board has decided to propose a second Golar Energy stock dividend in respect of the fourth quarter of 2009. One Golar Energy share will be distributed for every 7 shares held in Golar. Dates for this dividend will be announced separately.

Operational Review

Shipping

Spot market activity increased favourably in the fourth quarter which also saw all Golar spot vessels improve their trading performance. Available tonnage in the Atlantic Basin was fairly tight although limited opportunities existed for those vessels that were not cold and load-ready for spot activity. Vessel charter rates were also up but still have some room for improvement. Low gas prices supported last quarter’s increased activity and, with available (albeit tightening) ship supply, LNG suppliers have managed to secure transport at low rates and secure positive netbacks. The market in the second half of 2009 was further supported by a relatively steep seasonal contango in the gas market.

This contango is seasonal and has disappeared in the first quarter of 2010. Recent indications and lack of spot market activity indicate that winter demand has fallen away quite rapidly, vessel availability has increased and further competition is becoming evident from existing project-based ships now providing backhaul services at rate levels that further undermine the market. However, increased demand as the world moves out of recession allied to an increasing flexible supply of LNG in 2010, should in the Company’s opinion, mean that market fundamentals will support a much needed improvement in charter rates and utilisation going forward, albeit that at least the first part of 2010 will be very challenging.

The current fleet stands at approximately 340 ships, a 21% increase from the 280 ships at the end of 2008 driven by an equally significant increase, albeit somewhat delayed, in LNG production. However, no new orders have been placed since May 2008 until a recently reported single vessel order. This means 37 new vessels will be delivered between now and end 2012 compared to 38 Vessels in 2009 and some 53 new deliveries in 2008. By the end of 2010 only 11 ships currently remain to be delivered representing only 3% of the total fleet. Contrary to other shipping markets such a low order book gives reasons for conditional optimism.

Regasification

The outlook for new floating storage and regasification projects remains encouraging. Many LNG import terminal developers are taking the necessary and material steps to support the next wave of floating regasification contracts after the hiatus in 2009 following the global financial crisis. Pre-qualification (“PQ”)/Request for Proposal (“RFP”) activity is on the rise; regas developers are engaging technical consultants to scope new projects; and interestingly inquiry among oil and gas majors has increased. Recent and notable public market activity includes:

•	Indonesia (West Java): Golar Energy has recently received a PQ from the Indonesian national oil and gas company, Pertamina and national gas transmission company, PT Perusahaan Gas Negara (Persero) Tbk (“PGN”) for a ~3 MTA/year offshore LNG receiving terminal, targeted for a 4Q2011 start-up in West Java. Golar Energy will submit a PQ. Contract award is targeted for 3Q2010.
•	Indonesia (Sumatra): Golar Energy has responded with interest in PGNs solicitation of interest for a ~1-2 MTA/year floating storage and regasification terminal, targeted for a 1H2012 start-up in North Sumatra. The PQ is expected to be launched within 1Q2010 with contract award targeted for 4Q2010.
•	Jamaica: Golar Energy has recently submitted a proposal of interest in response to the Petroleum Corporation of Jamaica’s RFP for a ~2 MTA/year offshore LNG receiving terminal, targeted for a 2012 start-up.Golar Energy has submitted the qualification documents for the Government of Israel
•	Israel:(“GOI”) LNG Import Terminal PQ process for a ~3 MTA/year offshore LNG receiving terminal offshore, targeted for a 2H2013 start-up. Site selection is still underway. The GOI is finalizing the qualification process for eligible participants.
•	Uruguay: The governments of Uruguay and Argentina have agreed to build an LNG regasification terminal to be located in Uruguay to supply natural gas to both countries. Foster Wheeler Iberia has been retained to develop the tender basis. Golar Energy is closely monitoring activities with strong interest.

The Board remains committed to and confident in delivering the next FSRU contracts and is taking pro-active steps to position and ensure coverage of the full market. Company calculations show that floating terminals can be significantly cheaper and are more flexible than land based alternatives. In addition floating terminals benefit from a significantly faster time to start up.

Golar Freeze has been at Keppel Shipyard since September 2009 undergoing its FSRU conversion prior to its delivery to Dubai Supply Authority (DUSUP) under a 10 year charter. Work is well advanced and the vessel is scheduled to leave the shipyard early in the second quarter of 2010. The Golar Winter has performed well since acceptance on charter in the third quarter 2009.

Liquefaction

As reported last quarter the Gladstone LNG Fisherman’s Landing Project continues to move forward positively.

However, during the 4th quarter it became clear that the upstream gas producing wells would not obtain full environmental approval needed for financial close until well past March 2010. However, for the project to maintain the start up target date of end 2012 it would be necessary to take a firm investment decision (FID) by March 2010. This would result in the need for equity financing over at least a 12 month period. It became apparent that under the above circumstances and given the reported capital costs, that the project would not progress under the original HOA’s and, as a result, all parties were not prepared to move forward with them.

With the objective of achieving project FID by March 2010 and to provide increased certainty of the project’s first LNG shipment in late 2012, Arrow and LNG Ltd agreed in February 2010 that Arrow will acquire the LNG Ltd subsidiary Gladstone LNG that holds the rights to develop the Fisherman’s Landing site, all approvals and the pre-development work. LNG Ltd as the 100% owner of Gladstone LNG had undertaken all the prefunding requirements for the work in Gladstone LNG, Golar Energy has not had any money at risk and Golar Energy will not receive any consideration from the acquisition by Arrow.

As a result of the aforementioned restructuring Golar Energy has entered into a HOA on the Shipping and Marketing with Arrow for the sale of LNG from the project. Golar Energy will provide marketing services to Arrow and Golar Energy will receive a royalty for these services based on the LNG sales price and quantity. In addition Golar will time charter two LNG carriers to Arrow to transport the LNG to the end customer. There are significant conditions precedent to the HOA agreement which relate to the successful conclusion of a LNG sales and purchase agreement (“SPA”). If these are not met there is no guarantee that Golar will have any role in the project. Golar Energy currently has a HOA with Toyota Tsusho Corporation as buyer of the LNG from the first train.

This restructuring is clearly a departure from the position originally planned. However, assuming Golar Energy is successful in securing this revised role, the restructuring is positive in that it removes any risk associated with upstream approvals or capital cost increases and would lock in the employment for two LNG carriers and provide a minimum royalty with upside related to oil price. Whilst the absolute cash returns would be lower than previously anticipated there is also a significantly reduced equity requirement, including no equity support that Golar Energy was required to provide LNG Limited under the pre-existing arrangements.

Golar Energy and PTTEP announced in January 2010 the joint termination of the Heads of Agreement and Joint Study Agreement governing their joint development of a floating liquefied natural gas (FLNG) project based on the gas fields in North West Australia owned by PTTEP. The two Companies also announced their termination of a Memorandum of Understanding covering their global cooperation to identify and develop FLNG projects.

Golar Energy will continue to actively pursue FLNG projects which fit with its financial objectives and best captures its technical capabilities. Golar Energy's FLNG strategy will be expanded to include the development of low capital cost, rapid deployment floating facilities utilising the conversion of high quality existing LNG carriers, floating technologies for the liquefaction of pipeline quality gas or associated gas (requiring minimal processing) and seek other innovative LNG solutions. This strategy complements Golar Energy's industry leadership position in floating LNG regasification facilities development. In an era of intense competition in the LNG industry and the high cost and long lead time of land based LNG facilities, Golar Energy believes highly cost efficient approaches based on floating LNG liquefaction, storage and offtake, shipping and regasification facilities of the types now being developed by the company will be key to substantial additional growth opportunities.

Market

Last year’s recession along with the start-up of new production and import capacity triggered a sizeable shift in the overall distribution of LNG trade. In addition cold weather across the Northern Hemisphere spurred stronger gas demand in December with consumption reaching new record highs in parts of Europe. However enough spare capacity existed throughout the supply chain to prevent large price spikes.

The U.S. stepped-up its LNG consumption last year despite the domestic shale gas boom, on the back of falling demand elsewhere and the abundance of supply at low prices. Last year witnessed a nearly worldwide crash in industrial gas demand, which in the US pushed gas prices so low that the fuel began backing out coal in many parts of the electricity sector, thus preventing a complete collapse in prices

Far Eastern consumption dropped but recovered somewhat at the end of last year. There were higher import volumes for Japan, Korea and Taiwan compared to the same period a year earlier as demand recovered from the recession-led dip. Prices remained lower than a year previous however.

The nature of LNG’s role in the gas market is set to change since as much as 60 million tons per year of global LNG is expected to be flexible supply in 2010. This means that nearly 3% of global natural gas consumption can be redirected to whatever market offers the best netback to sellers.

The amount of new LNG capacity coming on line over the course of 2010 will be circa 23.1 million tons/yr compared to 46.5 million tons/yr last year. The 2010 number may well shift if Qatar’s last train is completed by September, as now scheduled, or the Peruvian LNG project slips into early 2011, as many expect. Nonetheless uncommitted LNG is set to double in 2010 to 60 million tons. In addition, 2009 saw two final investment decisions with Chevron’s 15 million tonne Gorgon project and Exxon’s 6.6 million PNG LNG project. Both projects are expected to be operational by 2014.

One notable development from last year was that December saw the first re-export from a U.S. LNG storage facility, the cargo being loaded at Freeport and sold into Korea

Outlook

The LNG sector has suffered as a result of the global recession and the successful development of shale gas in the US. This, in combination with new LNG supply coming on stream has resulted in downward pressure on LNG prices. Several LNG trains around the world are running at reduced capacity and with the new capacity it could take some time before we see a balance in the demand and supply situation. However, this oversupply and increased flexible supply might also create some arbitrage opportunities which would benefit an over supplied spot shipping market as well as making more regasification projects realistic.

There are clear similarities between the more flexible structure of the LNG market which is now emerging and the opening of the crude oil market in the 1970’s. There is increased activity by traders and spot cargoes are still at a limited level.

The break even cost for Mid East LNG production is supported by the value of associated crude and condensate production and makes it highly likely that LNG will be a competitive and growing commodity, also in an environment influenced by increased US shale gas production. The strong gas demand coming out of China further supports this case.

By end of 2010 there is a significant decline in the rate of growth of the fleet and with no new buildings ordered during 2009. The Company believes that we will begin to see a tightening of the shipping market over the next twelve to eighteen months. Based on the long term demand for LNG the capacity of the LNG fleet will have to be increased also taking into account that a number of the old vessels will be scrapped or converted into regasification or floating liquefaction vessels.

The floating regasification market is looking more and more promising with increased interest in floating regasification from all over the world. With the uncertainties in the global market of the past eighteen months slowly being overcome project developers in this market seem to be much more focused and serious and the Company believes that there will be a few new FSRU contracts awarded during 2010. New players are trying to enter the market, however the Company believes that Golar Energy is in a good position to secure contracts based on its previous experience in this market.

The company has gained valuable floating liquefaction (FLNG) experience through the work done with PTTEP and other studies. The Company is extremely cognizant of the significant challenges to undertake a large scale FLNG project as conceived by some market participants, both from a technical, commercial and financing point of view. The Company believes that there are alternative niche markets to be developed in this sector and during the last 6 months has developed a FLNG concept for a 1 million ton per annum unit which could liquefy pre-treated/pipe gas/coalseam gas at a very competitive capital cost per ton. The company will selectively continue to pursue the FLNG market. The Company also believes that further worldwide opportunities exist in solutions which integrate power production and regas projects.

Golar will use the current weak freight market to seek much needed consolidation opportunities. The Board is further considering strategic opportunities to maximize the value of the Company’s long term charter tonnage to the benefit of Golar LNGs shareholders.

Operating results for the first quarter of 2010 are likely to be significantly negatively impacted by the seasonal decline in utilisation of the Company’s vessels operating in the spot market. However, Golar now has four of its five long-term contracted vessels operational with the final vessel due for delivery to its charterer in the second quarter of 2010. The Company is further supported by relatively low financial gearing, a healthy cash position and competitive cash break even rates. There are strong reasons for expecting a good improvement in shipping rates medium to long term; however shareholders should be aware that the next few quarters will be challenging to keep utilisation and rates of the spot ships at financially rewarding levels.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

February 25, 2010

The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Ltd - +44 207 063 7900:
Graham Robjohns
Brian Tienzo

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

INCOME STATEMENT	2009	2009	2008	2009	2008
	Oct - Dec	July - Sept	Oct - Dec	Jan – Dec	Jan - Dec
(in thousands of $)	unaudited	unaudited	unaudited	unaudited	audited

Operating revenues	65,508	50,309	59,479	216,495	228,779

Gain on sale of vessel	-	-	-	-	78,108
Vessel and charterhire operating expenses	14,925	15,742	16,003	60,709	61,868
Voyage expenses	7,175	9,593	10,242	39,463	33,126
Administrative expenses	5,699	5,520	4,104	19,958	17,815
Depreciation and amortisation	17,009	15,837	15,432	63,482	62,005
Gain on sale of long lived asset	-	-	(204)	-	(430)
Impairment of long-lived assets	1,500	-	46	1,500	110
Total operating expenses	46,308	46,692	45,623	185,112	174,494
Operating income	19,200	3,617	13,856	31,383	132,393

Financial income (expenses)
Interest income	1,641	2,276	10,214	11,710	45,828
Interest expense	(13,389)	(14,752)	(22,120)	(57,874)	(96,489)
Other financial items	7,237	10,523	(57,044)	44,472	(82,100)

Income before taxes, equity in net earnings of associates and noncontrolling interests	14,689	1,664	(55,094)	29,691	(368)
Net income attributable to noncontrolling interest	(2,231)	(1,562)	(1,611)	(8,419)	(6,705)
Taxes	(903)	(149)	46	(1,643)	(510)
Equity in net earnings of investee's	(2,549)	(982)	(1,062)	(4,902)	(2,406)
Gain on sale of investee	8,355	-	-	8,355	-
Net (loss)/income	17,361	(1,029)	(57,721)	23,082	(9,989)

Basic (loss)/ earnings per share ($)	$0.26	$(0.02)	$(0.86)	$0.34	$(0.15)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Statement of Comprehensive Income
	2009	2009	2009	2008
(in thousands of $)	Oct - Dec	July - Sept	Jan - Dec	Jan - Dec
	unaudited	unaudited	unaudited	audited

Net (loss) income	17,361	(1,029)	23,082	(9,989)

Other comprehensive (loss) income, net of tax:
(Losses) gains associated with pensions	(3,468)	-	(3,468)	(1,821)
Unrealized (losses) gains on marketable securities held by the Company and investee	9,942	-	9,942	(399)

Other-than-temporary impairment of available-for-sale securities reclassified to the income statement	-	-	-	399

Unrealized net loss on qualifying cash flow hedging instruments	3,576	(4,415)	11,615	(25,916)

Non-controlling interest share of other comprehensive income	(3,113)	831	(2,282)	-

Other comprehensive (loss)/income	6,937	(3,584)	15,807	(27,737)

Comprehensive (loss)/income	24,298	(4,613)	38,889	(37,726)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BALANCE SHEET	2009	2009	2008
(in thousands of $)	Dec 31	Sept 30	Dec-31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	122,231	154,640	56,114
Restricted cash and short-term investments	40,651	62,690	60,352
Other current assets	18,451	17,573	27,766
Amounts due from related parties	795	661	538
Long-term
Restricted cash	594,154	587,495	557,052
Equity in net assets of non-consolidated investees	21,243	29,547	30,924
Vessels and equipment, net	1,646,059	1,615,712	1,561,313
Other long-term assets	48,852	36,144	65,670
Total assets	2,492,436	2,504,462	2,359,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Current portion of long-term debt	74,504	74,181	71,395
Current portion of capital lease obligations	8,588	8,096	6,006
Other current liabilities	122,372	127,308	189,488
Amounts due to related parties	298	448	140
Long-term
Long-term debt	707,722	751,673	737,226
Long-term capital lease obligations	844,355	837,965	784,421
Other long-term liabilities	76,413	74,554	77,220
Equity
Noncontrolling interest	162,673	157,329	41,688
Stockholders’ equity	495,511	472,908	452,145
Total liabilities and stockholders’ equity	2,492,436	2,504,462	2,359,729

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CASH FLOWS		2009	2009	2008	2009	2008
(in thousands of $)		Oct – Dec	Jul – Sept	Oct - Dec	Jan – Dec	Jan – Dec
		unaudited	unaudited	unaudited	unaudited	audited

OPERATING ACTIVITIES
Net (loss)/ income		17,361	(1,029)	(57,721)	23,082	(9,989)
Adjustments to reconcile net (loss) /income to net cash provided by operating activities:
Depreciation and amortisation		17,010	15,837	15,432	63,483	62,005
Gain on sale of vessels/newbuildings		-	-	-		(78,108)
Amortisation of deferred charges		327	311	1,807	1,280	2,773
Fixed rate debt settlement costs		-	-	8,998	-	8,998
Gain on sale of long lived asset		-	-	(205)	-	(430)
Gain /loss on sale of investee		(8,355)	-	-	(8,355)	-
Income attributable to non-controlling interest		2,232	1,562	1,611	8,421	6,705
Undistributed net earnings of non-consolidated investee		2,207	982	1,062	4,559	2,406
Drydocking expenditure		(8,134)	(1,443)	-	(9,807)	(19,598)
Stock-based compensation		320	16	1,135	1,689	3,092
Other than temporary impairment of available for sale securities		-	-	1,871	-	1,871
Change in market value of equity, interest rate and currency derivatives		(8,614)	(8,628)	61,987	(64,309)	99,900
Interest element included in capital lease obligations		329	304	409	1,182	1,908
Unrealised foreign exchange loss / (gain)		1,611	(3,815)	(27,968)	12,955	(42,767)
Impairment of long-lived assets		(1,500)	-	46	(1,500)	110
Change in operating assets and liabilities		7,378	(6,890)	8,704	10,120	9,619
Net cash provided by (used in) operating activities		22,172	(2,793)	17,168	42,800	48,495
INVESTING ACTIVITIES
Additions to newbuildings		-	-	-	-	(322,183)
Additions to vessels and equipment		(40,196)	(21,972)	(42,464)	(112,945)	233,244
Long-term restricted cash		150	13,914	(7,133)	18,168	42,352
Additions to unlisted investments		-	-	(241)	(85)	(25,970)
Purchase of marketable securities		-	-	-	-	(2,372)
Net proceeds from sale of non controlling investee		11,010	-	-	11,010	-
Proceeds from disposal of marketable securities		-	-	-	-	165
Short-term restricted cash and investments		22,039	(13,546)	7,414	19,701	(8,246)
Proceeds from termination of equity swap		-	9,535	-	7,691	(538)
Net cash used in investing activities		(6,997)	(12,069)	(42,424)	(56,460)	(83,548)
FINANCING ACTIVITIES
Proceeds from long-term debt		(20,000)	10,000	250,000	44,999	370,000
Repayments of long-term capital lease obligation		(1,867)	(1,891)	(1,440)	(6,883)	(5,497)
Repayments of long-term debt		(23,629)	(13,525)	(225,367)	(71,396)	(377,044)
Financing costs paid		-	-	(11,907)	-	(13,600)
Cash dividends paid		-	-	(16,909)	-	(67,438)
Dividends paid to non-controlling interests		-	-	(2,000)	(1,360)	(2,000)
Proceeds from issuance of equity in subsidiaries to non-controlling interests		(151)	116,506	-	116,355	-
Payments on exercise of share options		(670)	-	-	(670)	-
Payments to purchase treasury shares		(3,912)	-	-	(3,912)	-
Proceeds from disposal of/receipt of treasury shares		2,644	-	-	2,644	-
Proceeds from the disposal of/receipt of dividends on treasury shares		-	-	88	-	1,007
Net cash provided by (used in) financing activities		(47,585)	111,090	(7,535)	79,777	(94,572)
Net	increase/ (decrease) in cash and cash equivalents	(32,410)	96,228	(32,791)	66,117	(129,625)
Cash and cash equivalents at beginning of period		154,641	58,412	88,905	56,114	185,739
Cash and cash equivalents at end of period		122,231	154,640	56,114	122,231	56,114

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited

FOURTH QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CHANGES IN					Accumulated
EQUITY			Additional	Contributed	Other		Total
(in thousands of $)	Share	Treasury	Paid in	Surplus	Comprehensive	Retained	Stockholders’
	Capital	Shares	Capital		Loss	Earnings	Equity

Balance at Dec 31, 2008	67,577	(6,834)	291,952	-	(34,639)	134,089	452,145

Net income	-	-	-	-	-	5,721	5,721

Transfer to contributed surplus			(200,000)	200,000	-	-	0
Grant of share options	-	-	1,369	-	-	-	1,369

Gain on issuance of shares by investees	-	-	890	-	-	-	890
Other comprehensive loss	-	-	-	-	8,884	-	8,884

Non-controlling interest’s purchase price paid in excess of net assets acquired from parent	-	-	3,899	-	-	-	3,899

Balance at Sept 30, 2009	67,577	(6,834)	98,110	200,000	(25,755)	139,810	472,908

Net income	-	-			-	17,361	17,361

Treasury shares acquisition /disposal	-	(7)	-	-	-	(1,261)	(1,268)

Non-controlling interest’s purchase price paid in excess of net assets acquired from parent	-	-	(151)	-	-	-	(151)
Grant of share options	-	-	320			-	320
Exercise of share options	-	-	(1,655)		-	985	(670)

Share options cancelled	-	-	(181)	-	-	181	-

Gain on issuance of shares by investees	-	-	75	-	-	-	75
Other comprehensive income	-	-	-		6,936	-	6,936

Balance at Dec 31, 2009	67,577	(6,841)	96,518	200,000	(18,819)	157,076	495,511

The accompanying notes are an integral part of this condensed consolidated interim financial information.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements

1.  GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited (“Osprey”) and of Seatankers Management Co. Ltd (“Seatankers”), which were indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. The Company’s ordinary shares are listed on Nasdaq and on the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The condensed consolidated financial statements do not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2008.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2008, except for the adoption of following standards -

Business Combinations; Noncontrolling Interests in Consolidated Financial Statements, Disclosures about Derivative Instruments and Hedging Activities; The Hierarchy of Generally Accepted Accounting Principles, Subsequent Events, and the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.

None of these new or revised accounting standards has had a material impact on the current or prior periods except that noncontrolling interest is now classified as a component of equity in accordance with the standard on non-controlling interest.

3.  DEBT

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding, to provide short-term bridge financing. The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The revolving credit facility is available for a period of two years. All amounts due under the facility must be repaid within two years from the date of the first draw down. The Company drew down an initial amount of $20 million on June 30, 2009 and a further $10 million during the quarter to September 30, 2009. $20 million was repaid in November 2009. The facility is currently unsecured. However, in order to draw down amounts in excess of $35 million the Company will be required to provide security to the satisfaction of World Shipholding. This is envisaged to take the form of a second priority lien over cash generating assets.

In connection with the Company’s Golar LNG Partners revolving credit facility, the Company drew down a further $25.0 million in January 2009 and the remaining $10.0 million of the facility in March 2009.

4.  FINANCIAL INSTRUMENTS

Fair values
The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2009 and December 31, 2008 are as follows:

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2009	2009	2008	2008
	Carrying	Fair Value	Carrying	Fair Value
(in thousands of $)	Value		Value
Non-Derivatives:
Cash and cash equivalents	122,231	122,231	56,114	56,114
Restricted cash and short-term investments	40,651	40,651	60,352	60,352
Long-term restricted cash	594,154	594,154	557,052	557,052
Long-term unlisted investments	23,805	23,805	10,347	N/a
Marketable Securities	-	-	360	360
Short-term debt – floating	74,504	74,504	71,395	71,395
Long-term debt – floating	707,722	707,722	737,226	737,226
Short-term obligations under capital leases	8,588	8,588	6,006	6,006
Long-term obligations under capital leases	844,355	844,355	784,421	784,421

Derivatives:
Interest rate swaps liability	36,354	36,354	65,329	65,329
Foreign currency swaps liability	19,043	19,043	50,088	50,088
Equity swaps liability	-	-	8,211	8,211

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of the Company’s marketable securities is determined using the closing quoted market price.

As at December 31, 2009, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investments in both TORP Technology and OLT–O were not recoverable. Accordingly, the Company did not estimate the fair value of these investments as at December 31, 2009.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

The following table summarizes the valuation of the Company’s financial instruments by the guidance on fair value measurement pricing levels as of December 31, 2009:

(in thousands of $)	Quoted	Significant	Total
	market prices	Other
	in active	Observable
	markets	Inputs
	(Level 1)	( Level 2)
Interest rate swaps – liability position	-	36,354	36,354
Foreign currency swaps – liability position	-	19,043	19,043

The guidance further states that the fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

6.  RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	At Dec 31,	At Dec 31,
	2009	2008
Frontline	488	385
Ship Finance	115	(24)
Seatankers	(106)	37

	497	398

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears.

During the periods ended December 31, 2009 and December 31, 2008, Faraway Maritime Shipping Company, which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $3.4 million and $5.0 million respectively, of which 60% was paid to Golar and 40% was paid to CPC.

In December 2009, the Company entered into an $80 million revolving credit facility with World Shipholding Limited, to provide short-term bridge financing, please refer to note 3. As of December 31, 2008, World Shipholding Limited, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family owned 46.18% (2008: 45.97%) of Golar.

7.  OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)	At Dec 31,	At Dec 31,
	2009	2008
Book value of vessels secured against long-term loans and capital leases	1,644,835	1,559,858

8.  SUBSEQUENT EVENTS

In November 2009, the Company announced that it proposed to distribute some of its shareholding of Golar LNG Energy Limited shares (“Energy shares”) by way of a special dividend. The eligible shareholders of the Company would receive one Energy share for each seven shares they hold in the Company, making a total distributable number of shares of 9.7 million Energy shares. The share distribution took place on 22nd February 2010 when the Company distributed 6.8million Energy shares. The non-eligible shareholders of the Company received cash dividend of $0.25 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: March 1, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer